Exhibit 99.1

The undersigned hereby consents to being named in the registration statement on Form S-1 and in all subsequent amendments and post-effective amendments or supplements thereto and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Registration Statement”) of Solera Corp. (the “Company”) as an individual to become a director of the Company and to the inclusion of their biographical and other information in the Registration Statement. The undersigned also hereby consents to being named in any registration statement on Form S-8 filed by the Company that incorporates by references the prospectus forming part of the Registration Statement.

In witness whereof, this consent is signed and dated as of the date set forth below.

Date: June 28, 2024

/s/ Clifford K. Chiu
Name: Clifford K. Chiu